Exhibit 99.1

October 24, 2016 TSX: SAM

Exploration Drilling Intersects 40 meters Averaging 1.30 g/t Au at Toiyabe Gold Project, Nevada

Vancouver, B.C. – Starcore International Mines Ltd. (TSX:SAM) (the “Company” or “Starcore”) is pleased to announce that it has completed Phase 1 drilling on its Toiyabe Project, located 10 kilometers south of the Cortez Hills Mine in northeastern Nevada. A total of 3,011 meters of RC/core were drilled in 15 holes. Partial geochemical results are in hand. Shallow RC drill holes have identified a possible extension of the near-surface resource and the first deep core hole has identified high-grade gold mineralization (1.5 m of 12.9 g/t Au) at depth (See below).

Reverse Circulation (RC) drilling, including two pre-collar holes, consisted of fifteen holes for a total footage of 2,537 meters. Core drilling totaled 474 meters in two holes. A summary of assay results received to date are shown below. A map of drill hole locations can be found on the Company website https://www.starcore.com .

Toiyabe Project 2016 Phase 1 Initial Assay Results
Hole ID	AZIMUTH	INCL	T DEPTH (m)	FROM (m) TO (m)		THICKNESS (meters)	Au g/t
T-1601	NA	-90	140.2	77.7	112.8	35.1	0.31
T-1601C	NA	-90	390.4	269.1	294.1	40.2	1.30
	includes			255.4	258.5	3	7.70
	includes			255.4	256.9	1.5	12.90
T-1602	NA	-90	134.1	67.1	80.8	13.7	0.16
T-1607	NA	-90	196.6	13.7	16.8	3	1.90
T-1608	NA	-90	208.8	120.4	123.4	3	0.16
				132.6	138.7	6.1	0.32
				146.3	164.6	18.3	0.46
				179.8	192.0	12.2	0.13
T-1609	45	-60	91.4	32.0	33.5	1.5	0.88
T-1611	NA	-90	213.3	NSV
T-1612	NA	-90	342.9	193.5	201.2	7.6	0.11
T-1613	NA	-90	315.5	76.2	89.9	13.7	0.27
T-1615	45	-45	163.1	82.3	89.9	7.6	0.23
1

				99.1	103.6	4.6	0.24
T1616	45	-45	152.4	41.1	48.8	7.6	0.13
				36.6	76.2	39.6	0.15
T-1618	45	-45	91.4	7.6	12.2	4.6	0.28
				82.3	83.8	1.5	0.82
T-1619	45	-45	121.9	38.1	44.2	6.1	1.07
T-1620	45	-45	121.9	108.2	114.3	6.1	0.16
T-1621	45	-45	121.9	68.6	74.7	6.1	1.08
T-1622	45	-45	121.9	50.3	53.3	3	3.10

Assays from T-1601C, the first deep core hole, show a broad mineralized zone from 254 to 294 meters(40 m) which averages 1.3 g/t Au. This zone includes 3 meters of 7.7 g/t Au (255.4-258.4 m) or 1.5 meters of 12.9 g/t Au (255’4-256.9 m). The mineralized intervals coincide closely with highly altered breccia within broad fault zones.

The RC program targeted a combination of resistivity high anomalies as well as offsets and extensions to mineralization associated with the Courtney fault zones. A near-surface NI43-101 resource of 173,562 contained ounces of gold was published in 2009. Fifteen of the initially proposed RC holes were completed for a total drilling footage of 2,537 meters. Seven of the fifteen RC holes were lost short of targeted horizons. Even with these drilling limitations, fourteen of the fifteen RC holes encountered anomalous gold values as shown in the table above.

All RC drilling samples are collected in 1.5 meter intervals, logged and securely shipped to ALS Chemex Labs Inc. in Reno, Nevada to be analyzed for gold and silver by fire assay. A second sample split is kept on site for possible re-testing or future metallurgy. Standards and blanks are included with the sample submittals and numerous repeat assays conducted. The core is logged, sample intervals marked on the core either in 1.5 meter lengths or geologic/structural breaks, sawed and half core assayed the same as the RC procedure mentioned above.

Richard Kern, Certified Professional Geologist (#11494) is the Qualified Person who has prepared and reviewed this press release in accordance with NI 43-101 reporting standards.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Starcore is a public reporting issuer on the TSX. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

On behalf of Starcore International Mines Ltd.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

2

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.

Forward Statement: This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Starcore expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.